Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information and explanatory notes presented below, which we refer to as the pro forma financial statements, show the impact of the proposed merger of B. Riley Financial, Inc. (“B. Riley”) and magicJack VocalTec Ltd. (“magicJack”) on the historical financial positions and results of operations of B. Riley and magicJack. The pro forma financial statements have been prepared to illustrate the effects of the merger involving B. Riley and magicJack under the acquisition method of accounting with B. Riley treated as the acquiror.

Under the acquisition method of accounting, the assets and liabilities of magicJack, as of the effective date of the merger, will be recorded by B. Riley at their respective fair values and the excess of the merger consideration over the fair value of magicJack’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of June 30, 2018 is presented as if the merger with magicJack had occurred on June 30, 2018. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2018 is presented as if B. Riley’s acquisition of magicJack had occurred on January 1, 2018, the first day of B. Riley’s 2018 fiscal year. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is presented as if B. Riley’s acquisitions of magicJack and FBR & Co. (“FBR”) had each occurred on January 1, 2017, the first day of B. Riley’s 2017 fiscal year. The historical combined financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on combined results of operations.

The pro forma financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these pro forma financial statements are preliminary and may be revised. The pro forma financial statements also do not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

The pro forma financial statements and accompanying notes should be read in conjunction with the separate historical financial statements and accompanying notes of B. Riley, magicJack, and FBR included in B. Riley’s and magicJack’s respective Annual Reports on Form 10-K for the year ended December 31, 2017, Quarterly Reports on Form 10-Q for the six months ended June 30, 2018 and the Current Report on Form 8-K/A filed by B. Riley with the SEC on June 28, 2017 incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2018

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(UNAUDITED)

AS OF JUNE 30, 2018

	B. RILEY FINANCIAL, INC. (a)	MAGICJACK VOCALTEC LTD. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except par value)

Assets
Cash and cash equivalents	$191,274	$58,896	(2)	$(143,115)	$113,789
			(3)	(4,150)
			(4)	10,884
Restricted cash	467	-		-	467
Due from clearing brokers	35,242	-		-	35,242
Securities and other investments owned, at fair value	160,540	369	(4)	(10,622)	150,287
Securities borrowed	1,013,988	-		-	1,013,988
Accounts receivable, net	33,111	2,153		-	35,264
Inventories	-	1,825		-	1,825
Contract costs	-	842		-	842
Due from related parties	8,042	-		-	8,042
Advances against customer contracts	200,036	-		-	200,036
Prepaid expenses and other assets	42,203	3,411		-	45,614
Property and equipment, net	11,195	2,264		-	13,459
Goodwill	99,246	32,304	(1)	88,505	187,751
			(5)	(32,304)
Other intangible assets, net	52,603	8,820	(1)	56,700	109,303
			(6)	(8,820)
Deferred income taxes	29,222	31,467	(1)	(14,447)	46,242
Total assets	$1,877,169	$142,351		$(57,369)	$1,962,151

Liabilities
Accounts payable	$3,790	$2,289		$-	$6,079
Accrued expenses and other liabilities	72,986	19,105	(7)	4,264	96,355
Deferred revenue and contract liabilities	3,600	75,731	(8)	(8,255)	71,076
Due to partners	7,398	-		-	7,398
Securities sold not yet purchased	17,583	-		-	17,583
Securities loaned	1,012,240	-		-	1,012,240
Mandatorily redeemable noncontrolling interests	4,238	-		-	4,238
Asset based credit facility	105,004	-		-	105,004
Notes payable	52,286	-		-	52,286
Senior notes payable	333,768	-		-	333,768
Total liabilities	1,612,893	97,125		(3,991)	1,706,027

Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-		-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; 26,070,165 issued and outstanding at June 30, 2018	2	112,038	(1)	(112,038)	2
Additional paid-in capital	244,631	15,564	(1)	(15,564)	244,893
			(1)	140,430
			(2)	(143,115)
			(4)	262
			(5)	(32,304)
			(6)	(8,820)
			(8)	8,255
			(9)	35,554
Treasury stock		(117,930	)(1)	117,930	-
Retained earnings	20,408	35,554	(3)	(4,150)	11,994
			(7)	(4,264)
			(9)	(35,554)
Accumulated other comprehensive loss	(1,619)	-		-	(1,619)
Total stockholders' equity	263,422	45,226		(53,378)	255,270
Noncontrolling interests	854	-		-	854
Total equity	264,276	45,226		(53,378)	256,124
Total liabilities and equity	$1,877,169	$142,351		$(57,369)	$1,962,151

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2018

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2018

	B. RILEY FINANCIAL, INC. (a)	MAGICJACK VOCALTEC LTD. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$207,331	$40,037	(10)	$(1,406)	$245,962
Interest income - Securities lending	13,882	-		-	13,882
Sale of goods	66	-		-	66
Total revenues	221,279	40,037		(1,406)	259,910
Operating expenses:
Direct cost of services	25,577	14,263	(11)	(1,124)	39,586
			(12)	870
Cost of goods sold	90	-		-	90
Selling, general and administrative expenses	144,821	18,247	(13)	(115)	163,384
			(14)	2,400
			(15)	(1,969)
Interest expense - Securities lending	9,892	-		-	9,892
Impairment of goodwill and intangible assets	-	131		-	131
Restructuring charge	1,819	-		-	1,819
Total operating expenses	182,199	32,641		62	214,902

Operating income (loss)	39,080	7,396		(1,468)	45,008

Other income (expense):
Interest and dividend income	294	280		-	574
Income from equity investments	4,221	-		-	4,221
Interest expense	(14,586)	-		-	(14,586)
Other income, net	-	3		-	3

Income (loss) before income taxes	29,009	7,679		(1,468)	35,220
Provision for income taxes	(6,366)	(1,617	)(16)	(91)	(8,074)

Net income (loss)	22,643	6,062		(1,559)	27,146
Net income attributable to noncontrolling interests	1,143	-		-	1,143
Net income (loss) attributable to common stockholders	$21,500	$6,062		$(1,559)	$26,003

Cash dividends per share	$0.28				$0.28

Basic earnings per share	$0.83				$1.01
Diluted earnings per share	$0.80				$0.97
Weighted average basic shares outstanding	25,799,077				25,799,077
Weighted average diluted shares outstanding	26,785,169				26,785,169

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2017

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2017

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)	MAGICJACK VOCALTEC LTD. (c)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$304,841	$44,109	$87,993	(19)	$(2,812)	$434,131
Interest income - Securities lending	17,028	10,171	-		-	27,199
Sale of goods	307	-	-		-	307
Total revenues	322,176	54,280	87,993		(2,812)	461,637
Operating expenses:
Direct cost of services	55,501	-	32,938	(21)	(3,042)	87,137
				(22)	1,740
Cost of goods sold	398	-	-		-	398
Selling, general and administrative expenses	213,008	59,371	52,603	(17)	(1,630)	323,365
				(18)	298
				(20)	(5,037)
				(23)	(48)
				(24)	4,800
Interest expense - Securities lending	12,051	6,924	-		-	18,975
Impairment of goodwill and intangible assets	-	-	31,527		-	31,527
Restructuring charge	12,374	-	-		-	12,374
Consideration adjustment	-	-	(894)		-	(894)
Total operating expenses	293,332	66,295	116,174		(2,919)	472,882

Operating income (loss)	28,844	(12,015)	(28,181)		107	(11,245)

Other income (expense):
Interest and dividend income	420	-	123		-	543
Loss from equity investment	(437)	-	-		-	(437)
Interest expense	(8,382)	-	-		-	(8,382)
Other income, net	-	-	(34)		-	(34)

Income (loss) before income taxes	20,445	(12,015)	(28,092)		107	(19,555)
Benefit (provision) for income taxes	(8,510)	(52)	3,129	(25)	12,923	7,490

Net income (loss)	11,935	(12,067)	(24,963)		13,030	(12,065)
Net income attributable to noncontrolling interests	379	-	-		-	379
Net income (loss) attributable to common stockholders	$11,556	$(12,067)	$(24,963)		$13,030	$(12,444)

Cash dividends per share	$0.67	$7.81				$0.67

Basic earnings per share	$0.50					$(0.48)
Diluted earnings per share	$0.48					$(0.48)
Weighted average basic shares outstanding	23,181,388				(26)	26,150,502
Weighted average diluted shares outstanding	24,290,904				(26)	26,150,502

The accompanying notes are an integral part of this statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(Dollar amounts in thousands, except share data)

NOTE 1 - ACQUISITION

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding magicJack common share will be purchased for $8.71 per common share in cash. The total consideration paid by B. Riley is approximately $143,115, which includes $1,966 of consideration attributable to the accelerated vesting of magicJack stock options and restricted stock awards units.

NOTE 2 – PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma adjustments to the condensed combined balance sheet give effect to the acquisition of magicJack as if the transaction had occurred on June 30, 2018. The pro forma adjustments to the condensed combined statement of operations for the six months ended June 30, 2018 give effect to the acquisition of magicJack as if the transactions had been completed as of January 1, 2018. The pro forma adjustments to the condensed combined statement of operations for the year ended December 31, 2017 give effect to the acquisitions of magicJack and FBR as if the transactions had been completed as of January 1, 2017. The pro forma financial statements were based on, and should be read in conjunction with, the financial statements indicated below. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations and financial position would have been had the acquisition of magicJack and FBR been completed on the dates indicated. The pro forma financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities or corporate overhead that will not be duplicated. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

The pro forma condensed combined statement of operations for the six months ended June 30, 2018 excludes $1,969 of nonrecurring charges which resulted directly from the pending acquisition of magicJack. The pro forma condensed combined statement of operations for the year ended December 31, 2017 exclude $5,037 of nonrecurring charges which resulted directly from the pending acquisition of magicJack and $1,630 of nonrecurring charges which resulted directly from the acquisition of FBR on June 1, 2017. These expenses primarily relate to professional fees directly related to the transactions.

Balance Sheet – June 30, 2018

a.	Derived from the unaudited balance sheet of B. Riley as of June 30, 2018 contained in the Form 10-Q filed with the SEC on August 3, 2018.

b.	Derived from the unaudited balance sheet of magicJack as of June 30, 2018 contained in the Form 10-Q filed with the SEC on August 6, 2018.

(1)	Reflects the acquisition of magicJack based on preliminary cash consideration of $143,115, compromising purchase of all of the outstanding common shares of magicJack and consideration attributable to the accelerated vesting of magicJack stock options and restricted stock awards units, as more fully described in Note 2 – Pro Forma Adjustments and Assumptions. The preliminary consideration was determined using the outstanding common shares of magicJack as of June 30, 2018 and the estimated consideration attributable to the accelerated vesting of magicJack stock options and restricted stock awards units and is subject to change based on the final number of outstanding magicJack common shares, stock options and restricted stock awards outstanding on the closing date. The pro forma purchase price adjustments are based on B. Riley management’s estimate of the fair value of the assets and liabilities acquired, and are subject to change and future adjustment upon completion of a final valuation and to the extent that additional information is obtained about the facts and circumstances that will exist on the closing date, and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented herewith. Differences between these provisional estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and B. Riley’s future results of operations and financial position.

The following table summarizes the consideration paid by B. Riley and the estimated fair values of the assets acquired.

Consideration paid by B. Riley:
Number of magicJack common shares outstanding at June 30, 2018	16,205,426
Cash purchase price per common share	$8.71
Total cash consideration for common shares of magicJack	$141,149
Cash consideration for fair value magicJack stock options and restricted stock awards from acceleration of vesting (a)	1,966
Total cash consideration	$143,115

(a)	The fair value of magicJack stock options and restricted stock awards were adjusted to give effect to the acquisition of magicJack as if the transaction had occurred on June 30, 2018 and is subject to change based on the final outstanding magicJack stock options and restricted stock awards outstanding on the closing date.

Tangible assets acquired and assumed:
Cash and cash equivalents	$58,896
Investments	369
Accounts receivable	2,153
Inventories	1,825
Contract costs	842
Prepaid expenses and other assets	3,411
Property and equipment	2,264
Accounts payable	(2,289)
Accounts expenses and other liabilities	(19,105)
Deferred revenue and contract liabilities	(67,476)
Deferred tax assets	17,020
Customer relationships	46,000
Other intangible assets	8,700
Tradename	2,000
Goodwill	88,505
Total	$143,115

The total consideration for the merger has been reflected as $143,115. Total consideration paid was allocated to the tangible and intangible assets and liabilities assumed based on B. Riley management’s estimate of their respective fair values at the date of the merger with the remaining unallocated purchase price in the amount of $88,505 recorded as goodwill. The deferred tax asset is the result of tax attributes to be acquired from magicJack (primarily net operating loss carryforwards) and the tax effect of the customer list and tradename which is not expected to be deductible for income tax purposes.

Management is responsible for the valuation of net assets and considered a number of factors when estimating the fair values and estimated useful lives of acquired assets and liabilities.

(2)	Reflects the reduction in cash of $143,115 which includes: (a) $141,149 as if the magicJack shareholders were paid $8.71 per share on June 30, 2018 based upon 16,205,426 magicJack common shares outstanding as of June 30, 2018 and (b) $1,966 of estimated consideration attributable to the accelerated vesting magicJack stock options and restricted stock awards units as if the transaction had occurred on June 30, 2018.

(3)	Reflects estimated expenses of $4,150 to be incurred by B. Riley and magicJack in connection with the acquisition of magicJack by B. Riley.

(4)	Reflects the reduction in securities owned by B. Riley (common stock of magicJack which will be cancelled upon closing the acquisition) which had a fair value of $10,622 at June 30, 2018 and the corresponding estimated impact on cash of $10,884 and additional paid in capital of $262.

(5)	Reflects the elimination of historical goodwill of magicJack in the amount of $32,304.

(6)	Reflects the elimination of historical other intangible assets of magicJack in the amount of $8,820.

(7)	Reflects contractual transaction bonuses and severance to magicJack senior management in the amount of $4,264 that is payable in accordance with their employment agreements, as a result of change in control provisions.

(8)	Reflects fair value adjustment to decrease contract liabilities in the amount of $8,255.

(9)	Reflects the elimination of the historical retained earnings of magicJack in the amount of $35,554.

Statement of Operations – Six Months Ended June 30, 2018

a.	Derived from the unaudited statement of income of B. Riley for the six months ended June 30, 2018 contained in the Form 10-Q filed with the SEC on August 3, 2018.

b.	Derived from the unaudited statement of operations of magicJack for the six months ended June 30, 2018 contained in the Form 10-Q filed with the SEC on August 6, 2018.

magicJack Pro Forma Adjustments

(10)	Reflects the estimated reduction in revenues of $1,406 for the fair value adjustment for deferred revenue related to the acquisition of magicJack. Upon completion of the final valuation of magicJack the fair value of deferred revenue for the purchase accounting and the estimated impact on revenues may change.

(11)	Reflects the elimination of the historical amortization expense of magicJack of $1,124 related to technology, intellectual property rights, in-process development and customer relationships.

(12)	Reflects the estimated amortization expense of $870 for intangible assets related to technology, intellectual property rights and in-process development acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible assets is estimated to be 5 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

(13)	Reflects the elimination of the historical amortization expense of magicJack of $115 related to covenants not-to-compete and process know how.

(14)	Reflects the estimated amortization expense of $2,400 for intangible assets related to customer relationships and tradenames acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible is 10 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

(15)	Reflects the elimination of nonrecurring charges in the amount of $1,969 included in the historical results of operations of B. Riley and magicJack which resulted directly from the acquisition of magicJack by B. Riley. These amounts primarily related to legal and other professional fees.

B Riley Forma Adjustments

(16)	Reflects pro forma adjustment for the provision for income taxes of $91 for the six months ended June 30, 2018 based on the impact of a combined federal and state statutory tax rate of 22.9% on the pro forma income and pro forma adjustments that is subject to income tax expense for magicJack.

Statement of Operations – Year Ended December 31, 2017

a.	Derived from the audited statement of operations of B. Riley for the year ended December 31, 2017 contained in the Form 10-K filed with the SEC on March 13, 2018.

b.	Derived from the unaudited operating results of FBR for the period from January 1, 2017 to June 1, 2017 contained in the Current Report on Form 8-K/A filed by B. Riley with the SEC on June 28, 2017. FBR was acquired by B. Riley on June 1, 2017 and the results of operations of FBR prior to the acquisition date of June 1, 2017 are not included in the historical statement of operations of B. Riley in a. above for the year ended December 31, 2017.

c.	Derived from the audited statement of operations of magicJack for the year ended December 31, 2017 contained in the Form 10-K filed with the SEC on March 16, 2018.

FBR Pro Forma Adjustments

(17)	Reflects the elimination of nonrecurring charges in the amount of $1,630 included in the historical results of operations of B. Riley and FBR which resulted directly from the acquisition of FBR by B. Riley. These amounts primarily related to legal and other professional fees.

(18)	Reflects the estimated amortization expense of $298 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR using the straight-line method. The estimated useful life of the customer list is 7 years.

magicJack Pro Forma Adjustments

(19)	Reflects the estimated reduction in revenues of $2,812 for the fair value adjustment for deferred revenue related to the acquisition of magicJack. Upon completion of the final valuation of magicJack the fair value of deferred revenue for the purchase accounting and the estimated impact on revenues may change.

(20)	Reflects the elimination of nonrecurring charges in the amount of $5,037 included in the historical results of operations of B. Riley and magicJack which resulted directly from the acquisition of magicJack by B. Riley. These amounts primarily related to legal and other professional fees.

(21)	Reflects the elimination of the historical amortization expense of magicJack of $3,042 related to technology, intellectual property rights, in-process development and customer relationships.

(22)	Reflects the estimated amortization expense of $1,740 for intangible assets related to technology, intellectual property rights and in-process development acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible assets is estimated to be 5 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

(23)	Reflects the elimination of the historical amortization expense of magicJack of $48 related to covenants not-to-compete and process know how.

(24)	Reflects the estimated amortization expense of $4,800 for intangible assets related to customer relationships and tradenames acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible is 10 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

B Riley Pro Forma Adjustments

(25)	Reflects pro forma adjustment for the benefit for income taxes of $12,923 for the year ended December 31, 2017 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income and pro forma adjustments that is subject to income tax expense for FBR and magicJack.

(26)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2017. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding	23,181,388
Incremental B. Riley Weighted Average Basic Shares outstanding as if the shares issued in connection with the acquisitions had occurred on January 1, 2017	2,969,114
Pro Forma Weighted Average Basic Shares outstanding	26,150,502

B. Riley Weighted Average Diluted Shares outstanding	24,290,904
Reduction in B. Riley Weighted Average Diluted Shares outstanding which are anti-dilutive	(1,109,516)
Incremental B. Riley Weighted Average Diluted Shares outstanding as if the shares issued in connection with the acquisitions had occurred on January 1, 2017	2,969,114
Pro Forma Weighted Average Diluted Shares outstanding	26,150,502